Exhibit 21.1

ZAZA ENERGY CORPORATION
SUBSIDIARIES AS OF MARCH 15, 2013

Company	Jurisdiction

Toreador Resources Corporation	Delaware

ZaZa Energy Development, LLC	Texas

ZaZa Energy, LLC	Texas

ZaZa France SAS (f/k/a Toreador France SAS)	France

ZaZa Holdings, Inc.	Delaware

ZaZa Holding SAS (f/k/a Toreador Holding SAS)	France

ZaZa International Holding Limited Liability Company (f/k/a Toreador International Holding LLC)	Hungary

ZaZa Petroleum Management, LLC	Texas